Zoran Corporation 1390 Kifer Road Sunnyvale CA 94086 Tel 408 523 6500 Fax 408 523 6501 www.zoran.com

Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: February 21, 2011

To All Zoran Employees,

I am pleased to announce that Zoran has signed an agreement to merge with CSR, a leader in Bluetooth and GPS solutions for handsets, automotive, consumer electronics, PCs and health and fitness markets. A copy of the press release issued earlier today can be accessed on the Zoran web site at www.zoran.com

Together we will provide differentiated, integrated product lines to enhance the end user experience in a broad range of devices such as handsets, audio, automotive, entertainment and lifestyle products by offering platform solutions that include connectivity, location-based technologies, image processing and embedded software.

With CSR’s complementary, synergistic, and connectivity-oriented product portfolio, we expect to be able to accelerate the adoption of emerging wireless media and connected home entertainment applications to our served markets. This transaction also meaningfully increases both our scale and global reach, which will enable us to reduce costs, improve operations, efficiently support our customer base, and ultimately create value for our shareholders.

Importantly, we believe that this combination will offer an even more promising future for Zoran employees as part of a larger, better positioned company. We look forward to beginning a new chapter of growth and success with CSR.

We are extremely pleased that the Zoran team will be joining CSR. We look forward to working with the innovative team that has contributed new wireless and location-based technology solutions to our industry. In addition, we believe that with industry-leading customers, the combined company will benefit from the integration of our technologies and multiple cross-selling opportunities that can provide profitable growth for both the near term and in the future.

We expect the transaction to close in the second quarter of 2011, subject to CSR and Zoran shareholder, regulatory and other customary closing approvals. Until then, both companies will continue to operate as separate companies and it will remain business as usual at Zoran. You will hear more about the acquisition at the upcoming Communication Meeting at your local site.

On Monday 21st February 2011 we intend to broadcast a live video/audio webcast to our investors and analysts. The presentations and Q&A sessions can be accessed below:

09:00 (GMT)	Video webcast for Europe: Access here
09:00 (EST)	Audio webcast for the US: Access here

The on demand versions will be available from 11:00 (EST), by selecting the same links.

Today’s announcement has the potential to lead to increased interest in our company and it is important that we speak with one voice on this matter. If you receive any inquiries from the media or other interested third parties, please refer them to Betty Watkins.

I want to take this opportunity to acknowledge you, our innovative employees; your collective achievements have made today’s announcement possible. I thank you all for your continued dedication and please keep up the great work.

Zoran Corporation 1390 Kifer Road Sunnyvale CA 94086 Tel 408 523 6500 Fax 408 523 6501 www.zoran.com

Best regards,

Levy

Levy Gerzberg

President and CEO

Zoran Corporation

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in the Circular and the Prospectus or, in respect of the Zoran Shareholders, the Proxy Statement and F-4 Registration Statement.

How to find further information

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC the final Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants are or will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.